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iqasim@sidley.com 312-853-7094	FOUNDED 1866

August 5, 2013

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NV Energy, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 2, 2013
File No. 001-08788

Dear Ms. Ransom:

On behalf of NV Energy, Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated July 30, 2013 (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on July 2, 2013 (the “Original Proxy”). For the convenience of the Staff, the comments from the Comment Letter are included below in bold. The Company’s response follows each comment. On the date hereof, the Company has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “First Amended Proxy”), which includes the amendments described herein. Page numbers and other similar references used in the Staff’s comments below refer to the Original Proxy; page numbers and other similar references used in the Company’s responses refer to the First Amended Proxy unless otherwise noted.

Summary Term Sheet, page 1

Interests of Directors and Executive Officers in the Merger (see page 45), page 7

1.

Please revise your disclosure here as well as on pages 45-46 to state that certain of your officers will continue to be officers of the post-Merger company. Please also revise page 7 to discuss the change-in-control and any other termination benefits your officers will receive.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

August 5, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 53 to state that “the merger agreement provides that our officers as of the effective time of the merger will become the officers of the surviving corporation; however, no definitive plans or agreements have been made regarding the continued service of any of our officers after the closing of the merger.” The Company has also revised the disclosure on page 7 to discuss the change-in-control and other termination benefits the Company’s officers will receive in connection with the merger.

The Merger, page 27

Background of the Merger, page 27

2.

You state in the first paragraph of this section that you engaged Lazard as a financial advisor as of October 26, 2010. Please revise your disclosure to provide additional information regarding fees paid to Lazard for prior services.

Response: The Company has revised the disclosure on page 42 to describe the retainer payments that the Company made to Lazard in connection with Lazard’s engagement as a financial advisor to NVE as of October 26, 2010.

3.

Please clarify how the board of directors determined that the purchase price of $23.75 per share was appropriate. Specifically, please enhance your disclosure of the May 21, 2013 special meeting of the board of directors. In your revised disclosure, please also elaborate upon Lazard’s “preliminary analysis” and “assessment of the MidAmerican proposal” that was reviewed with the board of directors as well as the “further discussion and consideration” that ensued.

Response: The Company has revised the disclosures on pages 31 and 32 to elaborate on Lazard’s preliminary analysis to state that representatives of Lazard “reviewed NVE’s stand-alone plan and provided a preliminary analysis of the valuation of NVE, in each case as compared to the MidAmerican offer and using valuation methodologies consistent with those presented by Lazard during the May 29th board meeting.”

Additionally, the Company has revised the disclosure of the May 21, 2013 special meeting of its board of directors to add the following disclosure on page 32:

Our board of directors discussed and considered, among other things, the course of negotiations with MidAmerican, including the fact that MidAmerican refused to raise further its proposed price, stated that the $23.75 was MidAmerican’s “best and final” price and indicated that it would be willing to accept a two-tier termination fee, together with Lazard’s presentation to our board of directors regarding the MidAmerican proposal.

Securities and Exchange Commission

August 5, 2013

4.

You make reference to NVE’s stand-alone plan throughout this section and your evaluation of it against NVE’s strategic alternatives. Please elaborate upon this plan and its relative benefits and risks. In doing so, please also briefly discuss the impact of any NVision legislation.

Response: The Company has revised the disclosure on page 27 to discuss the NVision legislation as follows:

The proposed NVision legislation (and the NVision legislation that became effective on June 11, 2013) permitted utilities to recover certain costs related to NVision, including costs related to the construction of renewable or natural gas generation assets and the retirement of coal generation assets.

The Company has also revised the disclosure on page 29 to describe the stand-alone plan in more detail and its relative benefits and risks and to discuss the impact of NVision. The new text added by the Company is as follows:

Representatives of Lazard indicated that under the stand-alone plan, which contemplated that NVE would continue to operate as an independent public company, NVE stockholders would have the potential to share in any future earnings growth of NVE’s businesses, including any ratebase growth driven by NVision. Representatives of Lazard also indicated that NVE’s stand-alone plan would also leave NVE stockholders exposed to the risks and uncertainties that NVE faced as an independent public company, including utility industry risks, the risks related to economic conditions in Nevada, the potential for downward pressure on industry multiples going forward in light of current market valuations, the risks related to regulatory and legislative matters (including the risk that NVision would not be approved by the Nevada Legislature or would be modified from its then-currently proposed form to, among other things, contain more onerous requirements regarding the timing of construction of natural gas or renewable generation capacity or the mix of natural gas and renewable generation capacity).

5.

On page 28, you reference “various other third parties” identified by Lazard and NVE management. Considering it appears that you considered contacting other parties for purposes of entering into a strategic transaction, please elaborate upon how the Board was able to recommend the transaction with MidAmerican without soliciting third parties. In this regard, we note your reference to “various acceptable approaches” on page 31.

Securities and Exchange Commission

August 5, 2013

Response: The Company has expanded the discussion regarding how its board of directors determined not to contact other potential acquirers by adding the disclosure set forth below on page 31 and adding a statement that when the Company’s board of directors authorized Mr. Yackira to enter into discussions with MidAmerican and attempt to obtain a higher price, it also authorized Mr. Yackira to request that MidAmerican agree to a two-tier termination fee.

After extensive discussion, our board of directors determined not to contact other potential acquirers after taking into account the factors discussed above and after the board of directors determined to request that the potential merger agreement include a two-tier termination fee with a lower termination fee payable in the first 45 days after the announcement of a transaction involving MidAmerican, to facilitate the making of unsolicited alternative proposals to acquire NVE.

The Agreement and Plan of Merger, page 59

6.

You state in the second paragraph in this section that “[the merger agreement does] not…provide any other factual information regarding NVE or MidAmerican or their respective businesses.” You also state in the last paragraph on page 61 that “[investors] should not rely on the representations and warranties as characterizations of the actual state of facts or condition of NVE, MidAmerican or any of their respective subsidiaries, affiliates or businesses.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the purchase agreement, you have provided corrective disclosure. Furthermore, please revise to remove any potential implication that the information in your agreements does not constitute public disclosure under the federal securities laws.

Response: The Company acknowledges that notwithstanding the inclusion of the general disclaimer described above, it is responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. The Company has included a disclosure acknowledging that if specific material facts arise that contradict the representations or warranties in the merger agreement, then the Company will disclose those material facts in the public filings that it makes with the SEC. The Company has also deleted the statement that “[investors] should not rely on the representations and warranties as characterizations of the actual state of facts or condition of NVE, MidAmerican or any of their respective subsidiaries, affiliates or businesses” to remove any potential implication that such information does not constitute public disclosure under the federal securities laws.

Securities and Exchange Commission

August 5, 2013

* * * * *

In addition, the Company has authorized us to acknowledge on its behalf that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 312-853-7094, Matt McQueen at 312-853-1097 or Adam Snyder at 312-853-2216 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Imad I. Qasim
Imad I. Qasim

cc:	Michael W. Yackira
President and Chief Executive Officer
NV Energy, Inc.

Paul J. Kaleta

Executive Vice President, Shared Services, General Counsel and Corporate Secretary

NV Energy, Inc.